IMPORTANT COMPANY DOCUMENTS - PLEASE READ

Articles of Organization

(Sometimes called Certificate of Organization or Certificate of Formation)

This is the document that is required to be filed with the state in order to effect the formation of the LLC. The articles/certificate will contain the information that is required by state statutes, and will be marked by the state to indicate the date the LLC was officially filed (in some cases the date may be shown on a separate filing receipt). This document is required in order to open a bank account in the name of the LLC (and the filing receipt, as well, if this is a New York LLC) .

Federal EIN

This is the Federal Employer Identification Number issued for the LLC issued by the Internal Revenue Service. This is the identifying federal tax number for the LLC, and is used when filing taxes and handling employee wage withholding requirements. This document is required in order to open a bank account in the name of the LLC, as well as file any and all necessary federal tax forms.

LLC Operating Agreement

This is a private agreement between the members (owners) of the LLC. It is quite similar to a partnership agreement for a general partnership, but for an LLC it is typically called an operating agreement. The operating agreement provided herein has been customized with your LLC name and ownership information, and covers the main items that a standard operating agreement would be expected to cover. This is intended for your use and assistance, however you are not required to use this operating agreement, and you may change it in any way you see fit.

The operating agreement is an internal company document, and is not filed with any person or agency. An operating agreement is not required (except for New York - see note below), although it is certainly a good idea, especially if there is more than one member of the LLC. The operating agreement may be adopted or altered at any time by agreement of the members.

Statement and Resignation of the Organizer

When an LLC is filed with the state, the person filing the necessary documents is known as the organizer. The title of organizer does not convey any ownership over the LLC, however in order to avoid confusion and make that very clear, we prepare this document for you.

The organizer stipulates who the members (owners) of the LLC, and resigns from any and all involvement/ownership/control of the LLC real or perceived.

This is an internal company document, and is not filed with any person or agency. It can sometimes be helpful in opening a bank account, like the banking resolution described above, especially in states which do not list names of the members on the filed LLC Articles.

Banking Resolution

The banking resolution is a simple document which authorizes the members of the LLC to open a bank account for the LLC. This is an internal company document, and is not filed with any person or agency.

The banking resolution is not necessarily required to open an account, however it can often be helpful, especially for states which do not list the names of the members on the filed LLC Articles.

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:16 AM 08/09/2019
FILED 11:16 AM 08/09/2019
SR 20196434581 - File Number 7554252

STATE *of* DELAWARE
CERTIFICATE *of* FORMATION
A LIMITED LIABILITY COMPANY

ARTICLE I.

The name of this limited liability company is C-REVEAL THERAPEUTICS LLC.

ARTICLE II.

Its registered office in the State of Delaware is to be located at 2035 SUNSET LAKE RD, SUITE B-2, NEWARK, DE 19702. The registered agent in charge thereof is LEGALINC CORPORATE SERVICES INC..

ARTICLE III.

The period of duration of the limited liability company shall be perpetual.

ARTICLE IV.

The purpose of the limited liability company is to engage in any lawful act or activity for which limited liability companies may be organized under the Delaware Limited Liability Company Act.

ARTICLE V.

The name and address of each initial member of the limited liability company is:

LINDEN LAKE VENTURE CAPITAL - 8711 BELLWOOD ROAD, BETHESDA, MARYLAND 20817-3032

Mark Cobbold - 1 EVERETT AVE, WINCHESTER, MASSACHUSETTS 01890

Keith Flaherty - 104 ELLERY ST, CAMBRIDGE, MASSACHUSETTS 02138

Cyril Benes - 46 LINDEN PL, BROOKLINE, MASSACHUSETTS 02445

I, the undersigned, for the purpose of forming a limited liability company under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand and executed this Certificate of Formation on the date below.

Dated: August 9th, 2019

Marsha Siha

Marsha Siha, Organizer

IRS DEPARTMENT OF THE TREASURY
INTERNAL REVENUE SERVICE
CINCINNATI OH 45999-0023

Date of this notice: 08-12-2019

Employer Identification Number:
84-2683676

Form: SS-4

Number of this notice: CP 575 B

C-REVEAL THERAPEUTICS LLC
THOMAS HAAG MBR
8711 BELLWOOD RD
BETHESDA, MD 20817

For assistance you may call us at:
1-800-829-4933

IF YOU WRITE, ATTACH THE
STUB AT THE END OF THIS NOTICE.

WE ASSIGNED YOU AN EMPLOYER IDENTIFICATION NUMBER

Thank you for applying for an Employer Identification Number (EIN). We assigned you EIN 84-2683676. This EIN will identify you, your business accounts, tax returns, and documents, even if you have no employees. Please keep this notice in your permanent records.

When filing tax documents, payments, and related correspondence, it is very important that you use your EIN and complete name and address exactly as shown above. Any variation may cause a delay in processing, result in incorrect information in your account, or even cause you to be assigned more than one EIN. If the information is not correct as shown above, please make the correction using the attached tear off stub and return it to us.

Based on the information received from you or your representative, you must file the following form(s) by the date(s) shown.

            Form 1065   03/15/2020

If you have questions about the form(s) or the due date(s) shown, you can call us at the phone number or write to us at the address shown at the top of this notice. If you need help in determining your annual accounting period (tax year), see Publication 538, *Accounting Periods and Methods*.

We assigned you a tax classification based on information obtained from you or your representative. It is not a legal determination of your tax classification, and is not binding on the IRS. If you want a legal determination of your tax classification, you may request a private letter ruling from the IRS under the guidelines in Revenue Procedure 2004-1, 2004-1 I.R.B. 1 (or superseding Revenue Procedure for the year at issue). Note: Certain tax classification elections can be requested by filing Form 8832, *Entity Classification Election*. See Form 8832 and its instructions for additional information.

A limited liability company (LLC) may file Form 8832, *Entity Classification Election*, and elect to be classified as an association taxable as a corporation. If the LLC is eligible to be treated as a corporation that meets certain tests and it will be electing S corporation status, it must timely file Form 2553, *Election by a Small Business Corporation*. The LLC will be treated as a corporation as of the effective date of the S corporation election and does not need to file Form 8832.

To obtain tax forms and publications, including those referenced in this notice, visit our Web site at www.irs.gov. If you do not have access to the Internet, call 1-800-829-3676 (TTY/TDD 1-800-829-4059) or visit your local IRS office.

IMPORTANT REMINDERS:

* Keep a copy of this notice in your permanent records. **This notice is issued only one time and the IRS will not be able to generate a duplicate copy for you.** You may give a copy of this document to anyone asking for proof of your EIN.

* Use this EIN and your name exactly as they appear at the top of this notice on all your federal tax forms.

* Refer to this EIN on your tax-related correspondence and documents.

If you have questions about your EIN, you can call us at the phone number or write to us at the address shown at the top of this notice. If you write, please tear off the stub at the bottom of this notice and send it along with your letter. If you do not need to write us, do not complete and return the stub.

Your name control associated with this EIN is C-RE. You will need to provide this information, along with your EIN, if you file your returns electronically.

Thank you for your cooperation.

                    Keep this part for your records.   CP 575 B (Rev. 7-2007)

    Return this part with any correspondence
    so we may identify your account. Please   CP 575 B
    correct any errors in your name or address.
                                                                  9999999999

    Your Telephone Number Best Time to Call   DATE OF THIS NOTICE: 08-12-2019
    (   )   -   EMPLOYER IDENTIFICATION NUMBER: 84-2683676
    _____ _____   FORM: SS-4   NOBOD

    INTERNAL REVENUE SERVICE   C-REVEAL THERAPEUTICS LLC
    CINCINNATI OH   45999-0023   THOMAS HAAG MBR
    ‖ɪ‖ɪ‖ɪ‖ɪ‖ɪ‖ɪ‖ɪ‖ɪ‖ɪ‖ɪ‖ɪ‖ɪ‖ɪ‖   8711 BELLWOOD RD
                                               BETHESDA, MD 20817

LIMITED LIABILITY COMPANY
OPERATING AGREEMENT OF
C-REVEAL THERAPEUTICS LLC

This agreement is made effective on the _____ day of _____, _____ among the member(s) and the company.

1. Formation. A limited liability company (LLC) of the above name has been formed under the laws of the State of Delaware by filing Articles of Organization (or similar organizing document) with the Secretary of State (or other appropriate office) on 08/09/2019. The purpose of the business shall be to carry on any activity which is lawful under the jurisdiction in which it operates. The LLC may operate under a fictitious name or names as long as the LLC is in compliance with applicable fictitious name registration laws. The term of the LLC shall be perpetual or until dissolved as provided by law or by vote of the member(s) as provided in this agreement. Upon dissolution the remaining members shall have the power to continue the operation of the LLC as long as necessary and allowable under state law until the winding up of the affairs of the business has been completed.

2. Members. The name and address of each initial limited liability company member is:

LINDEN LAKE VENTURE CAPITAL
8711 BELLWOOD ROAD
BETHESDA , MD 20817-3032

MARK COBBOLD
1 EVERETT AVE
WINCHESTER , MA 01890

KEITH FLAHERTY
104 ELLERY ST
CAMBRIDGE , MA 02138

CYRIL BENES
46 LINDEN PL
BROOKLINE , MA 02445

3. Contributions. The capital contribution of each limited liability company member in exchange for their LLC ownership is:

Name	LLC Ownership	Capital Contribution
LINDEN LAKE VENTURE CAPITAL	52%	$_____
MARK COBBOLD	16%	$_____
KEITH FLAHERTY	16%	$_____
CYRIL BENES	16%	$_____

NOTE: The capital contribution may be in the form of cash (or cash equivalents), labor or services (past or future), or property/equipment/assets other than cash. Regardless of the type of capital contribution, it should be expressed above in a dollar equivalent value that is agreed upon by all limited liability company members. Additionally, there may be accounting/tax ramifications for individuals contributing capital other than cash.

4. Profit and Loss. The profits and losses of the limited liability company shall be distributed amongst the members in proportion with the ownership of each member by default, but this may be changed at any time upon a unanimous vote of the members.

5. Distributions. The limited liability company shall have the power to make distributions to its members in such amounts and at such intervals as a majority of the members deem appropriate according to law.

6. Management. The limited liability company shall be managed by all LLC members. Any member may bind the LLC in all matters in the ordinary course of LLC business. In the event of a dispute between members, final determination shall be made with a vote by the members, votes being proportioned according to capital contributions.

7. Registered Agent. For receipt of official legal and tax correspondence from the State of Delaware, the registered agent of the limited liability company (sometimes known as a resident agent, statutory agent, agent for service of process, or delivery of service address) shall be maintained in accordance with the requirements of the State of Delaware.

8. Assets. The assets of the limited liability company shall be registered in the legal name of the LLC and not in the names of the individual members, unless approved by a majority vote of the members.

9. Records and Accounting. The limited liability company shall keep an accurate accounting of its affairs using any method of accounting allowed by law. All members shall have a right to inspect the records during normal business hours. The members shall have the power to hire such accountants as they deem necessary or desirable.

10. Banking. The members of the limited liability company shall be authorized to set up bank accounts as in their sole discretion are deemed necessary and are authorized to execute any banking resolutions provided by the institution in which the accounts are being set up, or by adopting their own resolution.

11. Taxes. The limited liability company shall file such tax returns as required by law. The LLC shall elect to be taxed as a majority of the members decide is in their best interests. The "tax matters partner," as required by the Internal Revenue Code, shall be appointed by unanimous consent of the members.

12. Separate Entity. The limited liability company is a legal entity separate from its members. No member shall have any separate liability for any debts, obligations, or liability of the LLC except as provided in this agreement.

13. Indemnity and Exculpation. The limited liability company shall indemnify and hold harmless its members, managers, employees, officers, and agents to the fullest extent allowed by law for acts or omissions done as part of their duties to or for the LLC. Indemnification shall include all liabilities, expenses, attorney and accountant fees, and other costs reasonably expended. No member shall be liable to the LLC for acts done in good faith.

14. Meetings. The members shall have no obligation to hold annual or any other meeting, but may hold such meetings if they deem them necessary or desirable.

15. Amendment of this Agreement. This agreement may not be amended except in writing signed by all of the members.

16. Conflict of Interest. No member shall be involved with any business or undertaking which competes with the interests of the limited liability company except upon agreement in writing by all of the members.

17. Deadlock. In the event that the members cannot come to an agreement on any matter the members agree to submit the issue to mediation to be paid for by the limited liability company. In the event the mediation is unsuccessful, they agree to seek arbitration under the rules of the American Arbitration Association.

18. Dissociation of a Member. A member shall have the right to discontinue membership upon giving thirty days notice. A member shall cease to have the right to membership upon death, court-ordered incapacity, bankruptcy or expulsion. The limited liability company shall have the right to buy the interest of any dissociated member at fair market value.

19. Dissolution. The limited liability company shall dissolve upon the unanimous consent of all the members or upon any event requiring dissolution under state law. In the event of the death, bankruptcy, permanent incapacity, or withdrawal of a member the remaining members may elect to dissolve or to continue the operation of the LLC.

20. General Provisions. This agreement is intended to represent the entire agreement between the parties. In the event that any party of this agreement is held to be contrary to law or unenforceable, said party shall be considered amended to comply with the law and such holding shall not affect the enforceability of other terms of this agreement. This agreement shall be binding upon the heirs, successors, and assigns of the members.

IN WITNESS whereof, the members of the limited liability company sign this agreement and adopt it as their operating agreement this _____ day of _____, _____.

_____   _____
LINDEN LAKE VENTURE CAPITAL   **MARK COBBOLD , MEMBER**
, MEMBER

                                   _____
                                   KEITH FLAHERTY , MEMBER

_____
CYRIL BENES , MEMBER

STATE *of* DELAWARE
STATEMENT *and* RESIGNATION *of the* ORGANIZER
A LIMITED LIABILITY COMPANY

The undersigned, the Organizer of **C-REVEAL THERAPEUTICS LLC**, who signed and filed its Articles of Organization (or similar organizing document) with the Delaware Secretary of State (or other appropriate state office), appoints the following individuals to serve as members of the limited liability company:

Name and address of each initial member:

LINDEN LAKE VENTURE CAPITAL
8711 BELLWOOD ROAD
BETHESDA, MD 20817-3032

MARK COBBOLD
1 EVERETT AVE
WINCHESTER, MA 01890

KEITH FLAHERTY
104 ELLERY ST
CAMBRIDGE, MA 02138

CYRIL BENES
46 LINDEN PL
BROOKLINE, MA 02445

Additionally, the undersigned does hereby tender his/her resignation as Organizer for the LLC, and from any and all involvement with, control of, or authority over the LLC, real or perceived, effective immediately.

Dated: August 12th, 2019

Marsha Siha

Marsha Siha, Organizer

BANKING RESOLUTION OF
C-REVEAL THERAPEUTICS LLC

The undersigned, being a member of the above limited liability company authorized to sign this resolution, hereby certifies that on the _____ day of _____, _____ the members of the limited liability company adopted the following resolution:

RESOLVED, that the limited liability company open bank accounts with _____ and that the members of the company are authorized to take such action as is necessary to open such accounts; that any _____ of the following person(s) shall have signature authority over the account:

LINDEN LAKE VENTURE CAPITAL   MARK COBBOLD
KEITH FLAHERTY   CYRIL BENES

and, that said resolution has not been modified or rescinded.

Date:_____

Signature:_____

LINDEN LAKE VENTURE CAPITAL